UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Name of Subject Company (Issuer))

Able Star Associates Limited CITIC Group

GE Capital Equity Investments, Inc.

AsiaCo Acquisition Ltd. (formerly known as Modernday Limited)

(Names of Filing Persons (Offeror))

Ordinary Shares, par value HK$ 0.10 per share

American Depositary Shares

(Title of Class of Securities)

Ordinary Shares (763991-02-3)

American Depositary Shares (04516X106)

(CUSIP Number of Class of Securities)

Kenneth Ko (Ko Fai Wong)

Room 2118, Hutchison House

10 Harcourt Road

Hong Kong

852-2867-0612

(Name, address and telephone number of persons authorized

to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to a preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12.	Exhibits

Exhibit No.	Description
99.3	Schedule 13E-3 filed on March 20, 2007 by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited and GE Capital Equity Investments, Inc.

(a)(1)	Scheme Document, dated March 19, 2007

(a)(5)(1)	Press Release issued by Modernday Limited and Asia Satellite Telecommunications Holdings Limited on February 13, 2007

(a)(5)(2)	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 6, 2007

(a)(5)(3)	Letter to Shareholders, dated 19 March 2007

(b)(1)	Term Loan Facility Agreement, dated February 12, 2007, among Modernday Limited, CITIC Group and GE Capital Equity Investments, Inc.

(c)(1)	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated March 19, 2007

(c)(2)	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on March 3, 2007

(c)(3)	Excerpt of summary presentation by Morgan Stanley to Able Star Associates Limited dated January 10, 2007

(d)(1)	Agreement of Restrictive Covenants, dated February 13, 2007, among CITIC Group, SES S.A., SES Global Holding AG, Bowenvale Limited and Modernday Limited

(d)(2)	Co-Operation Agreement, dated February 13, 2007, among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc.

(d)(3)	Shareholders’ Agreement, dated February 13, 2007, among CITIC Group, GE Capital Equity Investments, Inc., AsiaCo Acquisition Ltd., Able Star Associates Limited and General Electric Company, relating to AsiaCo Acquisition Ltd.

(d)(4)	Share Redemption Agreement, dated February 13, 2007, among SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation

(d)(5)	Shareholders’ Agreement, dated December 10, 1998, and amended on November 9, 2004, between CITIC Group, SES and certain of their respective subsidiaries

(d)(6)	Deed of Adherence and Amendment No. 1 to the Shareholders Agreement on November 9, 2004 between CITIC Group, SES and certain of their respective subsidiaries

(d)(7)	Consent Letter Agreement, dated February 13, 2007, among General Electric Capital Corporation, CITIC Group, Able Star Associates Limited, SES, SES Global Holding AG and Bowenvale Limited

(d)(8)	Registration Rights Agreement, dated June 6, 1996, among AsiaSat, CITIC Group, and other parties

(d)(9)	Reimbursement Letter Agreement, dated February 13, 2007, between AsiaCo Acquisition Ltd and Asia Satellite Telecommunications Holdings Limited

(g)(1)	Form of voting instruction card for holders of ADSs

(g)(2)	Form of proxy card of the Court Meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited

(g)(3)	Form of proxy card of the Special General Meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited